

Mail Stop 4720

April 5, 2017

Ted Karkus
Chairman and Chief Executive Officer
ProPhase Labs, Inc.
621 N. Shady Retreat Road
Doylestown, PA 18901

>   **Re: ProPhase Labs, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 31, 2017**
>   **File No. 000-21617**

Dear Mr. Karkus:

We completed our review of your filing on March 1, 2017. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance